Exhibit 99.1

Rogers concludes definitive agreement for CDN$7 billion equity investment

Proceeds will be used to repay debt

Expects debt leverage ratio to be reduced by 0.7x following the close of the transaction

Rogers will maintain full operational control of its wireless network

TORONTO, April 4, 2025 – Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced it has entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a CDN$7 billion equity investment.

Under the terms of the transaction, Blackstone will acquire a non-controlling interest in a new Canadian subsidiary of Rogers that will own a minor part of Rogers wireless network. Rogers will maintain full operational control of its network and will include the financial results of the subsidiary in its consolidated financial statements.

“This strategic partnership demonstrates the confidence investors have in Rogers and in our world-class assets,” said Tony Staffieri, President and CEO. “With this significant investment, we are executing on our commitment to de-lever our balance sheet.”

The investor group led by Blackstone includes Canada Pension Plan Investment Board (CPP Investments), Caisse de dépôt et placement du Québec, the Public Sector Pension Investment Board (PSP Investments) and British Columbia Investment Management Corporation.

Repaying debt and strengthening balance sheet

Rogers intends to use the net proceeds from the transaction to repay debt.

“This transaction will strengthen the company’s investment grade balance sheet by reducing our borrowings and unlocking the unrecognized value of critical assets,” said Glenn Brandt, Chief Financial Officer. “With this transaction, Rogers will have issued an aggregate $9 billion of equity-valued capital since year-end, which is expected to reduce leverage by almost 1 turn.”

Subsidiary equity investment

Following the transaction, Blackstone will hold a 49.9% equity interest (with a 20% voting interest) in the subsidiary and Rogers will hold a 50.1% equity interest (with an 80% voting interest) in the subsidiary. At any time between the eighth and twelfth anniversaries of closing, Rogers will have the right to purchase Blackstone’s interest in the subsidiary.

The subsidiary is expected to distribute up to approximately CDN$0.4 billion annually to Blackstone in the first five years post-closing. Rogers average capital cost through to the end of the period for purchase is expected to be 7% per annum.

The investment in a portion of Rogers wireless backhaul transport infrastructure will be reported as equity in Rogers consolidated financial statements, and is expected to be considered an equity investment by Moody’s Investors Services, Inc., S&P Global Ratings, a division of S&P Global Inc., and DBRS Limited.

Subject to satisfaction or waiver of all closing conditions, the transaction is expected to close in the second quarter of 2025. Separately, Rogers intends to seek consent from the holders of its outstanding senior notes for certain proposed clarifying amendments to its bond indentures.

Additional information about the transaction and the terms and conditions thereof will be available in a material change report to be filed on Rogers profile on SEDAR+ at www.sedarplus.ca.

Forward-Looking Statements

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the anticipated effect of the transaction on our debt leverage ratio, our intended use of proceeds from the transaction, our relationship with and control over the newly-formed subsidiary, the expected equity treatment for the transaction from our credit rating agencies, the closing of the transaction on the terms described in this news release and the expected timing of the closing of the transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including, but not limited to, new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies, changes to the methodology, criteria or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the transaction and the other risks described under the headings “About Forward Looking Information” and “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis for the year ended December 31, 2024. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the transaction and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the transaction is subject to closing conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The transaction could be modified, restructured or terminated. There can also be no assurance that the benefits expected to result from the transaction will be fully realized.

Other Information

Debt leverage ratio is a capital management measure. The debt leverage ratio has been adjusted in this press release to give effect to the transaction by further reducing adjusted net debt by an amount equal to the expected net proceeds of the transaction. This adjusted debt leverage ratio is a non-GAAP ratio and the further adjusted net debt, used as a component of this adjusted debt leverage ratio, is a non-GAAP financial measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. For more information about these measures, see “Non-GAAP and Other Financial Measures” and “Financial Condition – Adjusted Net Debt and Debt Leverage Ratios” in our management’s discussion and analysis for the year ended December 31, 2024, which is available at www.sedarplus.ca and sec.gov.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:

Rogers Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792

Rogers Media:

media@rci.rogers.com

1-844-226-1338